

SECU 16022266

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/15 AND ENDING 3/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elara Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 15 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID SOMEKH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLAMA SECURITIES INC, as of 26 MAY, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

5/26/16

Notary Public


PAMELA STARKS
Notary Public, State of New York
No. 01ST6280574
Qualified in New York County
Commission Expires May 06, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elara Securities Inc
Table of Contents
March 31, 2016

Page(s)

goldman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Elara Securities, Inc.

We have audited the accompanying statement of financial condition of Elara Securities, Inc. as of March 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Elara Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elara Securities, Inc. as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Elara Securities, Inc.'s financial statements. The supplemental information is the responsibility of Elara Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
May 20, 2016

Elara Securities, Inc.
Statement of Financial Condition
As of March 31, 2016

Assets

Cash	$ 391,888
Restricted cash	10,116
Due from related parties	134,977
Furniture and equipment, net	1,260
Deferred taxes	274,450
Prepaid expenses and other assets	36,637
	$ 849,328

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 12,114
Due to related parties	-
	$ 12,114
Stockholder's Equity	
Common Stock- 1,000 shares authorized, issued and outstanding at $.01 par value	10
Additional paid-in-capital	1,431,327
Retained earnings (deficit)	(594,123)
Total stockholder's equity	837,214
	$ 849,328

The Notes to Financial Statements are an integral part of this statement.

Elara Securities, Inc.
Statement of Operations
Year Ended March 31, 2016

Revenues	
Investment banking	$ 160,000
Commissions	255,700
Interest	3
Total income	415,703
Expenses	
Salary and benefits	324,193
Outside consultants	6,141
Facilities rent	44,682
Professional fees	51,708
Trading	25,979
Depreciation	1,126
Other operating	55,721
	509,550
Income before income taxes	(93,847)
Income tax benefit	23,233
Net loss	$ (70,614)

The Notes to Financial Statements are an integral part of this statement.

Elara Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance, April 1, 2015	$ 10	$ 1,431,327	$ (523,509)	$ 907,828
Shareholder contributions	-	-	-	-
Net loss	-	-	(70,614)	(70,614)
Balance, March 31, 2016	$ 10	$ 1,431,327	$ (594,123)	$ 837,214

The Notes to Financial Statements are an integral part of this statement.

Elara Securities, Inc.
Statement of Cash Flows
Year Ended March 31, 2016

Cash flows from operating activities	
Net loss	$ (70,614)
Adjustments to reconcile net profit to net cash provided by operating activities:	
Depreciation	1,126
Deferred taxes	(30,728)
Changes in assets and liabilities:	
Restricted cash	19,997
Due from related entities	(25,466)
Account receivable	-
Prepaid expense and other assets	(18,559)
Accounts payable and accrued expenses	(9,897)
Due to related parties	(52,374)
Net cash provided by operating activities	(186,515)
Net decrease in cash	(186,515)
Cash	
Beginning of year	578,403
End of year	$ 391,888
Supplemental disclosures of cash flow information	
Cash paid for income taxes	$ 7,495

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business

Elara Securities, Inc. (the "Company") is a Corporation formed under the laws of the State of New York on June 3, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides broker-dealer services to individuals and institutions including sales of securities and mutual funds and private placements. It also operates as a chaperoning broker-dealer for its foreign affiliates. The Company is a wholly owned subsidiary of Elara Capital, Inc. (the "Parent").

Significant Accounting Policies

Restricted Cash

Restricted cash represents a certificate of deposit which has been pledged to a bank in consideration of the extension of credit available on a credit card issued by the same bank. The bank has a security interest in the value of the certificate. The certificate is a one year renewing certificate maturing on November 19, 2016 and earns interest at an annual rate of 0.01%. In accordance with the pledge agreement, the Company must maintain the full amount of the certificate until the agreement is terminated.

Property and Equipment

Property and Equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets, as follows:

Classification	
Office equipments	4 years
Furniture and fixtures	4 years

Revenue Recognition

Investment banking revenues include underwriting revenues, fees for merger and acquisition advisory services, and referral fees, which are accrued when services for the transactions are substantially completed. Transaction-related expenses, primarily legal, travel and other costs directly associated with the transaction, are recognized in the same period as the related revenue. Commissions are recorded on a trade date basis, as required.

Accounts Receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company believes all accounts receivables are collectible and therefore no allowance has been recorded.

Income Taxes

The Company is a wholly owned subsidiary, and therefore, the profits and losses of the Company are consolidated with those of its Parent and reported in the tax returns required to be filed in the U.S. federal jurisdiction and various states. U.S. federal and state tax returns of the Company and its Parent are subject to income tax examination for the prior 3 years. The Company has no uncertain tax positions at March 31, 2016, and there are no tax related penalties or interest for the period reported in these financial statements.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes result primarily from temporary differences related to net property and equipment, and start up costs for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax expense or benefit is recognized as a result of the change in the deferred tax assets or liabilities during the year.

The Company has net operating loss carryforwards available in certain jurisdictions to reduce future taxable income. Future tax benefits associated with net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax, business, and other planning strategies will enable the Company to utilize the net operating loss carryforwards. To the extent that available evidence raises doubt about the realization of a deferred income tax asset, a valuation allowance is established.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining, among other items, useful lives of tangible assets and deferred income taxes. Actual results could differ from those estimates.

2. Related Party Transactions

The Company is a wholly owned subsidiary of Elara Capital, Inc., which is a wholly owned subsidiary of Elara Capital, Plc - a Corporation established under the laws of the United Kingdom. Both Elara Capital, Inc. and Elara Capital, Plc are considered related parties of the Company. The Company has certain transactions with its related parties. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

During the year ended March 31, 2016, Elara Capital, Plc paid $255,700 (61.51% of the Company's revenue) to the Company for its share of commissions and investment banking transactions that were referred by the Company.

The Company has entered into an agreement with its Parent whereby the Parent committed to funding all overhead and operational expenses for the Company, as needed.

Additionally, certain costs were incurred by the Company on behalf of the Parent. Such costs include payroll, employee related benefits, and general operating expenses which are partially allocated to the Parent. The total of such costs for the year ended March 31, 2016 was $25,466. The total amount due from the Parent was $134,976 at March 31, 2016 and is included in the amount due from related parties in the statement of financial condition.
The total amount due from related parties is non-interest bearing and is anticipated to be satisfied through normal business operations.

3. Property and Equipment

Property and equipment consists of the following at March 31, 2016:

Office equipment	$ 40,298
Furniture and fixtures	17,697
	57,995
Less: accumulated depreciation	(56,735)
Furniture and equipment - net	$ 1,260

Depreciation expense charged to operations amounted to $1,126 for the year ended March 31, 2016.

4. Income Taxes

The provision for (benefit from) income taxes consists of the following for the year ended March 31, 2016:

Current expense	
Federal	5,957
State	1,538
	7,495
Deferred expense (benefit)	
Federal	(19,043)
State	(11,685)
	(30,728)
Provision (benefit) for income taxes	$ (23,233)

The Company's total deferred tax assets and liabilities at March 31, 2016 are as follows:

Deferred tax assets	$ 274,450
Valuation allowance	--
	274,450
Deferred tax liabilities	--
Net deferred income tax asset	$ 274,450

As of March 31, 2016, the Company's deferred tax asset consists of net operating loss carryforwards of approximately $811,360 which are expected to expire between June of 2030 and 2036. The Company expects to fully utilize the existing net operating losses and therefore did not establish a valuation allowance for the related tax asset as of March 31, 2016.

5. Commitments and Contingencies

The company entered into an operating lease agreement for office space in New York on March 4, 2016 and will place a deposit of $15,033 with The Gordian Group LL. The lease will commence on May 1, 2016, and is scheduled to expire on September 29, 2017 . We have an amount of deposit of $14,612 included in other assets in the statement of financial condition as receivable from previous landlord Panna R. Realty LLC.

Minimum future rentals to be paid on this lease as of March 31, 2016 are follows:

Year ended March 31, 2017	$44,366
Year ended March 31, 2018	$24,200

Rent expense for the year ended March 31, 2016 was $44,682.

As a result of a routine FINRA examination, the Company is currently awaiting response as to whether the firm will be subject to any enforcement action or whether corrective actions taken will be deemed sufficient. No expense accrual has been recognized given the lack of ability to project what FINRA will do on this matter.

6. Concentration of Credit and Other Risks

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank. The Company's cash balances exceed such insured limits at times.

The processing of certain revenue transactions was completed by Elara Capital, Plc in the United Kingdom and one of its affiliates in Mauritius. Such activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political or legal issues.

7. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2016, the Company had net capital and minimum net capital required of $378,836 and $250,000, respectively. The Company's nel capital ratio was 0.0320 to 1.

8. Subsequent Events

The Company has evaluated subsequent events through May 20, 2016 the date of financial statement issuance. Based on the evaluation, the Company has determined that no subsequent events have occurred which require disclosure in these financial statements.

Elara Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
As of March 31, 2016

Schedule I

Computation of net capital

Total stockholder's equity	$ 837,214
Less non-allowable assets:	
Petty cash	(938)
Restricted cash	(10,116)
Due from related parties	(134,977)
Furniture and equipment, net	(1,260)
Deferred taxes	(274,450)
Prepaid expense and other assets	(36,637)
Net capital	$ 378,836

Computation of basic net capital requirements

Minimum net capital required: 6-2/3% of aggregate indebtedness	$ 808
Minimum net capital requirements of reporting broker/dealer	$ 250,000
Net capital requirement	$ 250,000
Excess Net capital	$ 128,836
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 78,836
Computation of aggregate indebtedness:	
Total A.I. liabilities	$ 12,114
Ratio of aggregate indebtedness to net capital	0.032 to 1

No differences were noted between the Company's net capital as reported in the unaudited Focus (X17-a5) report and the net capital above.

Elara Securities, Inc
Supplementary Information
March 31, 2016

SCHEDULE II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, owe money or securities to, customers.

SCHEDULE III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

Elara Securities, Inc
Exemption Report
March 31, 2016

We, as members of management of Elara Securities, Inc (the Company) are responsible for complying with 17 C.F.R §240. 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240. 15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified following provisions of 17 C.F.R 15c3-3(k) under which the Company claimed and exemption from 17 C.F.R §240. 15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Elara Securities, Inc



David Somekh
President
May 20, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Elara Securities, Inc.

We have reviewed management's statements, included in Elara Securities, Inc.'s Annual Exemption Report, in which (1) Elara Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elara Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Elara Securities, Inc. stated that Elara Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Elara Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elara Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Goldman & Company, CPA's, P.C.
Marietta, GA
May 20, 2016

goldman

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683